TESCO



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# News release....

Tuesday 17 January 2006

## CHRISTMAS & NEW YEAR TRADING STATEMENT

## TESCO DELIVERS STRONG CHRISTMAS SALES



Tesco has delivered strong growth and record sales over the Christmas and New Year period. Group sales increased by 11.5% in the seven weeks to 7th January 2006, driven by all four parts of our strategy.

### Strong UK Performance

UK sales grew by 10.1%, including like-for-like growth of 7.2% and 2.9% from net new space. Excluding petrol, like-for-like sales increased by 5.7%, slightly higher than the rate of growth reported in our third quarter. Whilst deflation in our stores of (1.5)% remained broadly the same as in our third quarter and reflected our investment in lower prices for customers, the UK overall moved from inflation of 0.5% to deflation of (0.5)% as the impact of petrol price rises moderated.

The commitment and hard work of our staff once again delivered our best ever Christmas for customers. Our customer service and product availability were strong and one-stop shopping for food and non-food at our 117 Extra stores was particularly popular. Seasonal foods, especially Tesco Finest products, sold very well and growth in non-foods was also pleasing, with home entertainment, electronics, clothing, toys and gifts performing strongly.

Tesco.com had another record year, delivering over a million orders in the four-week period before Christmas and Tesco Mobile signed-up its millionth customer during December.

### Good International Progress

Our overseas businesses traded well over the Christmas and New Year trading period with International sales growing by 16.1%.

For further information:

| | | |
|---|---|---|
| Investor Relations | Steve Webb | +44 1992 644 800 |
| Press | Jonathan Church | +44 1992 644 645 |
| | Angus Maitland | +44 207 379 5151 |

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